SAMSON OIL & GAS ADVISORY ON GOSHEN COUNTY SALE TRANSACTION
and
NORTH STOCKYARD OPERATIONS

Denver 1800 hours August 29th, 2010, Perth 0800 hours, August 30th, 2010

Goshen County Sale Transaction

Samson Oil & Gas Limited (ASX: SSN, NYSE AMEX: SSN) has been advised by the Buyer of its Denver-Julesburg Basin acreage interests in Goshen County, Wyoming, that the Buyer has completed its due diligence on the contracted for properties.  The Buyer reports that, because the title defects identified are minor, it intends to proceed with a closing of the transaction on Tuesday, September 7th, the day following Labor Day, a bank holiday in the U.S.  While the final settlement amount has yet to be agreed upon, based on its most recent discussions with representatives of the Buyer, Samson believes that its previous guidance on the transaction with respect to the range of funds to be received by Samson at closing remains accurate.  Further advice concerning the final amount paid to Samson will be announced when the parties agree upon a final reconciliation at or before closing.

North Stockyard Operations

Fracture stimulation operations commenced today on the Gary #1-24H (37% working interest) and the first of twenty stages has been pumped. The stimulation will be a slick water frac fluid with a plan to place 150,000 lb of proppant per stage.

The Earl #1-13H (31.7% working interest) is the next well in the Nabors Rig 668 sequence, and is expected to spud September 10th.

The frac of the Rodney #1-14H (27% working interest) is currently planned for October.

Samson’s Ordinary Shares are traded on the Australian Securities Exchange under the symbol "SSN". Samson's American Depository Shares (ADSs) are traded on the New York Stock Exchange AMEX under the symbol "SSN".  Each ADS represents 20 fully paid Ordinary Shares of Samson. Samson has a total of 1,663 million ordinary shares issued and outstanding, which would be the equivalent of 83.15 million ADSs.  Accordingly, based on the NYSE AMEX closing price of US$1.21 per ADS on August 27th, 2010 the company has a current market capitalization of approximately US$100.6 million.  Correspondingly, based on the ASX closing price of A$0.067 on August 27th, 2010, the company has a current market capitalization of A$111.4 million.

For and on behalf of the board of
SAMSON OIL & GAS LIMITED
For further information please contact, Terry Barr, CEO on 303 296 3994 (US office) or 970 389 5047 (US cell)

TERRY BARR
Managing Director

Statements made in this press release or related announcements that are not historical facts may be forward looking statements, including but not limited to statements using words like “may”, “believe”, “expect”, “anticipate”, “should” or “will.”

Actual results may differ materially from those projected in any forward-looking statement. There are a number of important factors that could cause actual results to differ materially from those anticipated or estimated by any forward looking information.

A description of the risks and uncertainties that are generally attendant to Samson and its industry, as well as other factors that could affect Samson’s financial results, are included in the Company's registration statement and report to the U.S. Securities and Exchange Commission on Form 20-F, as amended, a copy of which is available at .sec.gov/edgar/searchedgar/webusers.htm.